Exhibit 99.2

News Release

Kinross completes acquisition of 40% interest in
Lobo-Marte project in Chile from Anglo American

Expects to close purchase of remaining 60% from Teck by end of 2008

TORONTO, Ontario – December 17, 2008 – Kinross Gold Corporation (“Kinross”) (TSX: K, NYSE: KGC) announced today that it has completed its acquisition of a 40% interest in Minera Santa Rosa SCM (“Minera”) from certain subsidiaries of Anglo American plc (“Anglo”) for an aggregate purchase price of US$140 million.  Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of northern Chile, roughly midway between Kinross’ Maricunga and La Coipa mines.

As announced on November 20, 2008, Kinross has also entered into a separate agreement with Teck Cominco Limited (“Teck”) pursuant to which Kinross will acquire the remaining 60% interest in Minera for approximately 5.6 million common shares of Kinross, plus a net cash payment of approximately US$40 million and a 1.75% net smelter returns royalty on 60% of future production, payable when the gold price is US$760 per ounce or more.  Kinross expects the purchase from Teck to be completed before the end of 2008.

About Kinross

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.  Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.  Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media contact:	Investor relations contact:
Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

Cautionary Statement on Forward-looking Information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe-harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.  The words “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved”, and similar expressions, identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as assumptions: (1) that Kinross will complete the acquisition of 60% of the outstanding common shares of Minera in accordance with the terms and conditions of the Kinross’ agreement with Teck; (2) regarding the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with Kinross’ current expectations; and (3) that there will be no significant political developments, whether generally or in respect of the mining industry specifically, in Chile not consistent with Kinross’ current expectations.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the acquisition of 60% of the outstanding common shares of Minera from Teck will not be completed for any reason.  Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release.  In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis.  These risks, factors, estimates and assumptions are not exhaustive.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.